Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

July 24, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aaron Brodsky

Re:	Bow River Capital Evergreen Fund (the “Fund”)

File Nos. 333-237941 and 811-23566

Dear Mr. Brodsky:

The following responds to the comments the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) provided by telephone on July 10, 2025, in connection with the review of the above-referenced registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).1

1.	Comment: Please confirm that the investment consultant agreement between the Adviser and Apogem is compliant with Section 15 and any other requirements of the 1940 Act.

Response: The Fund so confirms.

2.	Comment: Please supplementally explain if/when the Board approved of an investment consultant agreement between the Fund and Apogem and if/when shareholder approval was received. Or otherwise explain whether shareholder approval was not required.

Response: The Fund respectfully notes that the investment consultant agreement between the Adviser and Apogem (the “Investment Consultant Agreement”) was approved by the Board at a meeting held on September 6, 2024. The Fund further notes that shareholders of the Fund approved the Investment Consultant Agreement at a meeting held on November 18, 2024.

3.	Comment: Please supplementally explain when Apogem began providing advisory services to the Fund.

Response: The Registrant respectfully notes that Apogem began providing non-discretionary investment consultant services to the Adviser pursuant to the Investment Consultant Agreement after the aforementioned meeting of shareholders on November 18, 2024.

* * *

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1146.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb

cc:	Joshua Deringer
Jeremy Held

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